UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):

     [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

         For Period Ended:              DECEMBER 31, 2002
                           -------------------------------------------

                  [_]   Transition Report on Form 10-K
                  [_]   Transition Report on Form 20-F
                  [_]   Transition Report on Form 11-K
                  [_]   Transition Report on Form 10-Q
                  [_]   Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ----------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________

PART I - REGISTRANT INFORMATION

VIKING KEYWEST INC.
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Full Name of Registrant


KEYWEST ENERGY CORPORATION
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Former Name if Applicable


SUITE 400 CALGARY PLACE; 330 - 5TH AVENUE S.W.
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Address of Principal Executive Office (Street and Number)


CALGARY, ALBERTA, T2P 0L4
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City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On February 25, 2003, Viking Energy Royalty Trust completed the acquisition of KeyWest Energy Corporation pursuant to a court approved plan of arrangement. Due to the demands placed on the time and attention of senior management of both Viking Energy Royalty Trust and KeyWest Energy Corporation in preparation for and subsequent to the acquisition, as well as the departure of certain senior management of KeyWest Energy Corporation subsequent to the acquisition, Viking KeyWest Inc. has been unable to complete all work necessary to file the annual report on Form 20-F for the fiscal year ended December 31, 2002 within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         WAYNE KING                     403                     268-3189
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           (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the

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         registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                [X]     Yes     [_]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [_]     Yes     [X]     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               VIKING KEYWEST INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     June 27, 2003     By   /s/ Wayne King
                                -------------------------------------
                                Name:   Wayne King
                                Title:  Executive Vice President
                                        and Chief Financial Officer